As filed with the Securities and Exchange Commission on October 1999. Registration No.0-26999

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


FORM 10-SB/A - Amendment No. 2

General Form for Registrants of Securities of Small Business
Issuers
Under Section 12 (b) or (g) of the Securities Exchange Act of
1934

GLOBAL WEB, INC.
(Name of Small business Issuer in its charter)

Utah
State or other jurisdiction of Incorporation or organization.

87-0427550
I.R.S. Employer Identification No.

11781 South Lone Peak Parkway, No. 110
Draper, Utah 84020
(Address of principal executive offices)(Zip code)

Issuer's telephone number: (801)523-1003

Securities to be registered under Section 12 (b) of the Act:
Title of each security            Name of each exchange on which
to be registered:                 Each class is to be registered:
 N/A                               N/A

Securities to be registered under Section 12 (g) of the Act: Common Stock, par value of $.001 per share.
  (Title of class)

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                           GLOBAL WEB, INC. FORM 10-SB
                                TABLE OF CONTENTS
                                                            PAGE
                                                            ----
                                     PART I
ITEM 1. Description of the Business .......................  3

ITEM 2. Management's Discussion and Analysis of Plan of
          Operation .......................................  10

ITEM 3. Description of Property ...........................  14

ITEM 4. Security Ownership of Certain Beneficial
          Owners and Managers .............................  14

ITEM 5. Directors, Executive Officers, Promoters,
          And Control Persons .............................  15

ITEM 6. Executive Compensation ............................  17

ITEM 7. Certain Relationships and Related Transactions ....  17

ITEM 8. Description of Securities .........................  17

                                     PART II

ITEM 1. Market Price of and Dividends on Registrant's
          Common Equity and Other Shareholder Matters .....  18

ITEM 2. Legal Proceedings .................................  21

ITEM 3. Changes in and Disagreements with Accountants .....  22

ITEM 4. Recent sales of unregistered securities ...........  22

ITEM 5. Indemnification of Directors and Officers .........  22

                                    PART F/S
Financial statements ......................................  F-1 - F-10

                                    PART III

ITEM 1. Index to Exhibits .................................  23

ITEM 2. Description of exhibits ...........................  23

Signatures ................................................  24



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                                     PART I

   Except as otherwise specified, the information in this Registration reflects the 100 to one reverse stock split of the Common Stock in March 1999.

ITEM 1. Description of Business

Business Development

   Global Web, Inc. ("Global" or the "Company") was organized on September 6, 1985, under the laws of the State of Utah as BP 150, Inc., having the purpose of investing in a business opportunity. The Company sold 150,000 shares of its common stock in a public offering in January 1986. In 1987 the Company invested its funds in a restaurant franchise area. At that time the Company changed its name to American Restaurant Management, Inc. In 1989 the restaurant venture failed. The Company was inactive from 1989 until March 1998.

   In March 1999 the Company acquired all of the issued and outstanding shares of Global Web, Inc., a Nevada corporation, ("Global Web") in exchange for a controlling interest in the Company. Action was taken by shareholder action approving amendments to the Articles of Incorporation changing the name of the Company to Global Web, Inc., and changing the capitalization to 95,000,000 shares with 90,000,000 shares of Common Stock, par value of $.001 per share and 5,000,000 shares of Preferred Stock, par value of $.001 per share. Also, the reverse split was approved. New directors were appointed.

   Global Web was incorporated in August 1997. Global Web develops and markets Internet services to Internet users and prospective users. In particular, Global Web provides services to customers who believe that the Internet will assist their business or that the Internet may be used to market products and services.

   When a person or other entity subscribes to a web site hosted by the Company, it then has access to and the use of the Company's software called "Web Builder." A subscriber uses Web Builder to construct or build the web site. A subscribe gains access to the Web Builder through the Internet and must provide a personal access code to build the web site or to make changes. Web Builder is not downloaded or sold separately as a software program. Access is available only as a subscriber. Web Builder allows a customer to build a web page according to choices provided in the software. Much of the web page is assembled


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by designating the choice from the options offered. The options offered are menu based and the customer selects merely by pointing and clicking. Options include such things as background colors, type faces for text, page location, and graphics. Through the software a subscriber may make changes to the web page as needed or desired.

  The Company offers different packages to assist businesses and individuals to establish web pages and web sites using Web Builder. The price per month ranges from approximately $14.95 to $69,95. Presently the Company offers three different packages with monthly fees of $14.95, $34.95 and $69.95 and the percentages of subscribers are 39%, 43% and 18% respectively. Generally, the more services provided, the higher will be the price. Packages differ by the services provided such as numbers of web pages, E-mail accounts, classified ads, number of graphics, amount of text, and other eCommerce services provided. The Company from time to time may vary the services or options provided in the packages offered depending on past results and anticipated sales. Also, the Company offers other services such as consultation and online training. Generally the Company provides guidance to subscribers to assist in the development and use of web sites and web pages. The Company for a fee provides additional training. The Company's experience has been to sell more packages in the lower price ranges. The Company offers other value-added services as well as Web Builder.

  The Company offers a service call "Purchase Here" to those selling goods and services on their web sites. Purchase Here allows people to shop on the Internet and purchase items from different vendors. The customer pays for the purchases at one time using a credit card or check. Purchase Here is used in connection with a national merchant account vendor. The Company has different variations of the Purchase Here with additional features and enhancements.

  The Company has a web-based real-time database accessible through the Internet. This product allows customers in a secured environment to search (by different options), open, edit, update, and delete information, such as customer records, using an Internet connection and any web browser. As changes are submitted to the database record, the results are posted on a real-time basis. The changes are instantly made on the web server. Changes to the database can be accessed by anyone with authorization to access the web site. The data comprising the database may be customized according to customer specifications and requirements. Also, specific reports can be created based on the information in the database.

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  In the next few months the Company anticipates that it will commence to market through mass media advertising its product called ZipWeb and Beattlebug.com. ZipWeb provides a choice of web site features and characteristics that simplify the process of creating a web page. Further, because of the variety of choices available, web sites will differ. The Company has committed limited funds to the advertising project and the Company will assess the advertising dollars spent against the revenues generated. If the revenues from the media campaign are less than anticipated, the Company may cancel or change the advertising program. Beattlebug encourages traffic to the Company's web site.

  The Company recently made a trademark filing for "Web Builder" and anticipates making other filings in the future. The Company has made only a preliminary search regarding the availability and its rights to these names. The Company has filed for domain names which relate to services offered. Generally, the Company's rights to these names may be challenged in the future by others which may adversely affect the Company's business. If a name the Company was using were unavailable, the Company would have to rename the service provided and would thereby lose any name identification established and good will associated with the name.

  The Company hosts web sites for subscribers who have their own domain name or URL also known as a Uniform Resource Locator. A URL is the address on the Internet. Every URL is a series of numbers which directs access to the web site whether it is hosted by the Company or a competitor. If a subscriber changes to a different host, the subscriber will then have to make arrangements to change the URL. The Company believes that because of the inconvenience of changing the URL, it discourages subscribers from changing to another host.

  The Company has under development a service targeted for real estate brokers and agents which is preliminarily called RealtySearch.Net. Real estate agents would have their web site which would have information about the agent and listings. The Company is unable to determine when or if the development of this service will be complete. It will depend on funds available for development and developmental problems.

  In 1997 the Company spent approximately $11,536 and in 1998 the Company had no expenditures for research and development. Subscribers do not directly bear any research and development costs.


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  Presently,  Web Builder is the main component of the Company's  business.  The
Company cannot state a percentage of its revenues derived from Web Builder and Purchase Here. These services are bundled with other services and products provided by the Company and others and marketed as a package by the Company and others.

  Presently the Company is servicing approximately 3,000 subscribers for web sites and approximately 1,000 subscribers for Purchase Here. The Company is not dependent upon a few major customers.

  Presently the Company services for Stargate Global, Inc., approximately 100 accounts that participate on the Stargate Marketplace, an Internet mall. The Company provides the hosting service and customer service for the mall accounts. The Company services these accounts for its costs plus ten per cent. Over time the number of subscribers to Stargate Marketplace has declined. Presently the Company receives revenues of approximately $3,000 to $8,000 per month. The Company anticipates that over time the revenues from servicing the mall accounts will decline. Stargate Global is a related party because the owners of Stargate Global are the four primary shareholders of the Company.

Competition

  The Company's competitors are diverse. The Company competes with several large, well-capitalized companies which host and offer web sites, such as YahooShop, Tripod, Geoshop from Geocities, and Sitematic from U.S. West. In addition, numerous small companies compete in providing Internet services. Many of these competitors have greater financial resources and more experienced personnel which enables these competitors to have greater credibility and viability in the market. The Company is not a major force within the Internet industry. The Company believes that it can compete because of the following:
   - With Web Builder subscribers can build and change web sites with ease.
   - Monthly subscription fees are competitive.
   - Marketing through seminars may give The Company an advantage.
   - When available, ZipWeb may provide a competitive advantage.

No assurance can be given that ZipWeb will provide the anticipated benefit.




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

Marketing

  The Company presently markets its product through seminars, telemarketing firms and resellers. Historically, the Company's primary emphasis for gaining new subscribers or customers has been through seminars. The sponsor of the seminar sells the Company's products with other products. At the seminar web sites are sold as a business opportunity. The purchaser then becomes a reseller of web sites and eCommerce services and Internet services. Although arrangements have differed significantly, the seminar sponsor typically keeps at least more than half of the revenues generated and the Company receives the remainder and the monthly fee and cost for hosting the web sites.

  The Company intends to sponsor the seminars with others on a preliminary basis. It is hoped that these seminars will be successful. The Company will be responsible for a portion of the up-front costs such as printing, postage, site rental, and travel expenses, but will receive the revenues generated from sales of its products and services. The Company will also have to pay commissions.

  To stage a business opportunity seminar a site for the seminar is selected. Typically a lecture hall at a hotel is reserved for a date certain. Then the sponsor secures mailing lists for persons who may have interest to attend a business opportunity seminar. The sponsor then mails advertising materials to the people on the mailing list. Advertisements may also be placed in the local newspapers. The seminar is held as planned and the products are presented and sold.

  The Company has entered into oral agreements with telemarketing firms to market web sites and other products. Depending on the product or service sold the Company pays approximately fifty per cent of the sales to the telemarketing firm. The Company provides hosting and any other service sold and receives all hosting fees. The telemarketers are Global Marketing Alliance and International Marketing Group. The telemarketers contact people who have attended the seminars or who have previously used the Company's products. The telemarketers sell the services the Company provides. Also, these firms use names from other sources. Sales through telemarketing in the year 1998 provided approximately twenty-seven per cent of revenues.

  The Company may also allow other companies to use its products under a different name or a private label, but the Company will always provide the hosting service in that the Web Builder software will be on the Company's server and all web sites that may be offered or sold under the private label will be


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hosted  exclusively on the Company's  server. A customer seeking a private label relationship may want a different look, different graphics or different templates, but the functionality of the Web Builder software will not be changed. Compensation terms will be negotiated on a case by case basis. Presently the Company has no active arrangement for selling its products under a private label, but the Company may do so in the future.

  The Company markets its Purchase Here through others. In the past Home Business Solutions, Inc.; Home, Inc.; and Internet Business Solutions have sold Purchase Here. Purchase Here is bundled with web sites. It may also be bundled with other services sold by the vendors. The Company receives a portion of the revenues for including Purchase Here in the bundle of services ranging from twenty to thirty per cent, but the percentage may vary depending upon the situation.

  No assurance can be provided that the Company new services under development or that the new services will be marketed successfully or accepted and become commercially viable.

Cancellations

  The Company experiences cancellations by its subscribers. These cancellations may be permanent or may be for a limited time. In the first three to eight days after the sale typically thirty per cent of the subscribers cancel. This figure is based on the Company's experience. Once the accounts become established, the Company experiences a lower rate of cancellations. The Company has not had sufficient operating experience to determine cancellation patterns or percentages after the first three to eight days. Management believes it is vital and essential that the Company continue to add new subscribers regularly. If the Company fails to add new subscribers, its subscriber base over time will decrease causing costs to increase and profits to decline or become losses. Also, at times subscribers who have canceled reinstate the Company's service.

Merchant Account

  The Company and the other entities selling its products typically receive payments through credit cards. Almost all of the Company's revenues are from sales paid for by credit card accounts. Because of the high volume of transactions, the financial institutions at which the Company or the other entities have their merchant accounts place restrictions on the volume of credit card vouchers which can be processed. Also, the financial institution will


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process the credit card  vouchers  and then place a hold or  restriction  on the funds in the accounts. Typically the financial institution will hold back five per cent of the Company's volume of credit card vouchers. These institutions are concerned about charge backs against the merchant account. A charge back occurs when the purchaser, the cardholder, refuses to pay for the products purchased and demands that the credit card company issue a credit for the amount billed. The restrictions or the placing of a hold on the funds in these merchant accounts may cause the Company to experience cash liquidity difficulties. The Company seeks to monitor the status of the funds in the merchant accounts so that cash flows will be sufficient to fund operations. The Company's finance department monitors the merchant accounts almost daily.

Government Regulation

  The Company's business activities are subject to governmental regulations and general business laws. In addition, the seminars are subject to business opportunity laws enacted by approximately 23 states. The applicability of these laws is determined by the dollar amount to purchase the operating business opportunity. The Company's policy is to keep the price of the business opportunity below the dollar amount that makes the law applicable. Under the federal statute if a business opportunity sells for less than $500.00, it is deemed to be exempt from being a franchise. In addition, under federal regulation there is a requirement for a cooling off period during which a purchaser can cancel the agreement. The Company grants to each purchaser the right to cancel the purchase agreement for three days from the date of the purchase. Prior to a seminar in a particular state, the applicable law is reviewed and the Company ascertains if it complies with the state statute.

Facilities, Equipment and Employees

  The Company has office and research facilities located in Draper, Utah. It leases approximately 5,000 square feet. The lease is for three years with lease payments subject to adjustment of approximately $3,400 per month. The Company has no product liability insurance policy for its anticipated opera tions. Insurance may not be available on terms and conditions which will allow the Company to obtain coverage to meet its requirements. If the Company were subject to a products liability claims or claims, the Company's financial strength may be impaired by defending or satisfying any claim.


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  The Company has  approximately  nineteen  full-time and  part-time  employees.
These employees are web designers, software programers, customer service representatives, and administrators. The Compan has computers and related equipment to develop and provide its services. Presently the equipment is adequate for the present level of operations and for anticipated future operations.

  The Company believes that inflation has little impact on its business affairs.


ITEM 2.Management's Discussion and Analysis or Plan of Operation.

The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Management's Discussion and Analysis.

  Because the Company has only a limited operating history the revenues it has experienced may not continue in the future and the future operations may generate less revenues than current operations. For the sixth month period ended June 30, 1999, the Company had revenues of $1,135,772 compared to $1,180,652 for the year ended December 31, 1998, and had net income of $48,395 compared to $72,693. Revenues increased because the Company is spending additional funds on marketing by sponsoring its own seminars and using additional distributors. Also, the Company increased its use of telemarketing. Also, the Company decreased the prices for the web sites and management believes that the volume of revenues increased. For the near term management believes that it can maintain or increase sales without additional price decreases. Management believes that the overall trend is that monthly subscription rates for hosting web sites will decrease. To offset this trend the Company may choose to offer more services at the same subscription rate. Finally, during the first six months the Company did a mailer to its database of subscribers and former subscribers which resulted in additional sales. During the six month period ended June 30, 1999, the contribution to revenues from servicing the mall accounts of StarGate Marketplace was approximately $12,000 compared to $99,000 for the year ended December 31, 1998. Management anticipates that the contribution to the Company's revenues from the mall accounts will continue to decrease.

  Total assets as of June 30, 1999, were $305,937 compared to $133,015 as of December 31, 1998. Assets increased because of an increase in accounts receivable of $90,755 and cash increased by $48,645. Current liabilities


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increased  from $45,061 as of December 31, 1998 to $169,687 as of June 30, 1999.
Accounts payable during the period increased $68,709 because of increased operations. The Company is dependent upon future sales and maintaining its present level of subscribers to fund its operations. The Company's primary objective is to increase the number of subscribers. Presently the Company has approximately 3,000 subscribers. The number of subscribers is subject to change
and  fluctuation  because  of  new  sales  and  cancellations.   The  number  of
subscribers has remained stable in that new sales have kept pace with cancellations. As of June 30, 1999, the Company current ratio 1.3 compared to
1.8 as of December 31, 1998. Further, the quick ratio as of June 30, 1999, was .3 compared to .04 as of December 31, 1998.

  For the six month period ended June 30, 1999, the Company had revenues of $1,135,772 compared to revenues of $228,148 for the same period a year earlier and selling, general and administrative expenses were $1,063,877 compared to $185,864 and net income was $48,395 and $37,584. Revenues increased five fold for the six month period ended June 30, 1999, because in 1998 the Company had one distributor and it now has four distributors. Also, the Company has used telemarketing regularly while in 1998 the use of telemarketers was sporadic. The Company also sent a mailer to its current and former subscribers. The Company anticipates that revenues will remain at the current level. The Company is evaluating its marketing plan and in the near term will test radio advertising to market its services. Expenses increased because the Company increased its sales activities, hired new personnel and incurred costs in consolidating its offices from two offices into one. The Company also purchased equipment and furniture in the six months ended June 30, 1999. The Company anticipates that expenses will remain at current levels.

  The Company's financial affairs may be influenced by the Year 2000 issue. The Year 2000 issue exists because computer systems and applications use a two digit date to designate a year. Date sensitive systems may recognize the year 2000 as 1900. The Company has tested its systems and operations for Year 2000 problems. The Company has received information from the public utilities that they are prepared and ready for the year 2000. Assuming that electrical and telephone services are not interrupted the Company believes that the Year 2000 will not adversely impact its operations, its financial position, cash flow or operational results. The Company received assurances from the manufacturers of its hardware and software that the all is Y2K compliant. The Company follows a


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practice of  periodically  duplicating  sensitive  information on an independent data storage medium.

  Availability of basic electrical and telephone services are material and critical to the Company's operations. The Company lacks the information and expertise to make an independent assessment of the risks that the utility companies may be unable to provide services. If these vital services are interrupted, the Company will have personnel ready to commence operations as soon as the services are restored. If the electrical and telephone services were unavailable for an extended period of time, it would have a material adverse effect on the Company. No assurance can be given that all systems of suppliers, customers and other external business partners will function adequately.

Recent Accounting Pronouncements

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15 "Earnings Per Share." SFAS no. 128 provides for the calculation of "Basic" and Dilutive" earnings per share. Basic earnings per share includes no dilution is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and No. 129 are effective for financial statements issued for periods ending after December 15, 1997.

  The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No.


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14  "Financial  Reporting for segments of a Business  Enterprise."  SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

  SFAS Nos. 130 and 131 are effective for financial statements for period beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

  In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

 The Company's operations are subject to the following risk factors.

  The Company is a New Venture and May Lack Stability.
  The Company is a relatively new venture and lacks significant operating history. Because of its limited operating history the Company may lack stability and unforeseen problems may arise which will hinder or stifle the Company's operations and its potential growth.

  The Company May be Unable to Arrange Future Funding When
Required.
  The Company has had only minimal revenues. In the future the Company may require additional funding to continue operations and to have sufficient working capital to implement its any marketing plan. Future funding may be accomplished through the sale of equity securities or some form of borrowing, such as promissory notes. No assurance can be given that the Company will be able to obtain future funding at all or on terms and conditions acceptable to the Company. No assurance can be given that the Company will operate profitably in the future or that its products and services will be accepted in the marketplace.

  The Company's Success is Dependent Upon Key Personnel. The Company is substantially dependent upon the efforts and abilities of its officers, Lee Burbidge and Brae Burbidge. The loss of the services of any of these individuals would materially and adversely affect the operations and financial condition of the Company. At present, the Company has no key-man life insurance on its officers or key personnel.

  Management has Limited Experience. Management of the Company has only limited business experience. Also, management has no experience in operating a public company. In implementing a successful marketing plan for the Company's services, management lacks experience. Additional management skills and knowledge will be required to operate the Company's business profitably if sales volumes and revenues increase, and the number of employees grows.

  The Company's Products May Become Obsolete. The Company's products and services may become obsolete as products and procedures are developed by others. The Company's services may become obsolete at any time. The Company is engaged in providing products relating to the creating and hosting of web site and web pages. These activities are subject to strong competition.

  This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including but not limited to, the following: the ability of the Company to maintain a sufficient customer base to have sufficient revenues to fund and maintain its operations., the ability of the Company to meet its cash and working capital needs and to have sufficient revenues to continue operations.

ITEM 3. Description of Property

  This information required by this Item 3, Description of Property as set forth in Item 1 - Description of Business, of this Form 10 SB/A, Second Amendment.

ITEM 4.Security Ownership of certain beneficial Owners and Management

  The following table sets forth information, to the best of the Company's knowledge, as of June 30, 1999, with respect to each person known by The Company to own beneficially more than 5% of the issued and outstanding common stock, each director and all directors and officers as a group.


Name and Address                                        Amount and Nature of                  Percent
of Beneficial Owner                                    Beneficial Ownership                 Of Class(1)

         Lee Burbidge                                         2,008,000                          23
         11781 So. Lone Peak
         Parkway, No. 1110
         Draper, Utah

         Brae Burbidge                                        2,000,000                          23
         11781 So. Lone Peak
         Parkway, No. 1110
         Draper, Utah

         Bret Burbidge                                        2,000,000                          23
         6299 Jamestown Circle
         Salt Lake City, Utah 84121

         Wallace Boyack                                       2,408,490                          28
         350 South 400 East, No. 105
         Salt Lake City, Utah

         All Executive Officers &                             4,000,000                          46
         Directors as a
         Group

         (1) Based on 8,564,500 shares of common stock outstanding as of June 30, 1999.
   Lee Burbidge is the father of Brae Burbidge and Bret Burbidge.

ITEM 5. Directors, Executive Officers, Promoters and Control
Persons

  The executive officers and directors of the Company are as follows:

         Name, Age and Office
         Lee Burbidge, 58, Chairman of the Board of Directors and
         Secretary
         Brae Burbidge, 31, Director and President
         Douglas Owen 58, Director

 The following are biographical summaries of the experience of the officers and directors of the Company.


  Lee Burbidge attended the University of Utah and Brigham Young University taking courses in Hispanic-American relations, management and business. Mr. Burbidge is one of founders of the Company. Over the past twenty-five years Mr. Burbidge has been activity in real estate development for projects in which he has an interest and for others. Mr. Burbidge is the sole owner of Lee Burbidge, Inc., a corporation that offers for sale an audio-visual workbook called "For Sale by Owner", a service designed to assist individual homeowners to sell their real property without hiring a real estate agent. Mr. Burbidge is an officer and a director of StarGate Global, Inc., a Utah corporation.

Brae Burbidge received in 1992 a bachelor of arts degree from the University of Utah in political science and accounting. Mr. Burbidge while at the University of Utah was an intern at the U.S. Supreme Court. From 1991 to 1995 he worked for Financial Freedom Report, a Utah corporation. During 1995 and 1996 he was director of seminars for Home Business Group. In 1996 he founded and developed Stargate Marketplace, an Internet mall. Mr. Burbidge is an officer and a director of StarGate Global, Inc., a Utah corporation.

Douglas Owen attended the University of Utah Business Administration and Marketing. For the past twenty years he has specialized in real estate development and marketing in Utah, Washington, California, New York, Kentucky, Tennessee, and Arizona. Mr. Owen is a licensed real estate agent in Arizona and California. He has provided consulting services to several major corporations. Presently, Mr. Owen is the President of Uni-Med Realty Advisors, Inc.

  All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company does not have any standing committees.

  None of the  officers  or  directors  of the  Company has during the past five
years,   been  involved  in  any  events  (such  as  petitions  in   bankruptcy,
receivership or insolvency, criminal proceedings or proceedings relating to securities violations).

Director Compensation

  The Company's directors are not compensated for attending meetings of the Board of Directors. In the future the directors may be compensated for their services. No decision has been made as to the manner or type of future compensation.

ITEM 6. Executive Compensation

  Brae Burbidge and Lee Burbidge receive compensation of $5,000 per month. In addition, both receive assistance in the payment of the health insurance benefits. Lee and Brae Burbidge are the only employees who receive a salary at the rate of $60,000 per year. Both are full-time employees of the Company.

ITEM 7. Certain Relationships and Related Transactions

  Bret Burbidge received compensation of approximately $63,500 in connection with the operation of the seminars. Lee Burbidge is the father of Brae and Bret. Wallace Boyack received compensation of approximately $4,680 for legal services. Relatives of the Burbidges, who are employees, received total compensation of less than $60,000 per year. In addition, Business Marketing Systems, Inc., a company owned and controlled by Bret Burbidge shared office space with the Company in Draper, Utah, and sponsored business opportunity seminars at which the Company's products were sold. Business Marketing Services, Inc., ceased its operations in approximately March 1999. Presently, Bret Burbidge maintains an office at the Company's offices. Bret Burbidge trades the Company leads for its seminars for the office space.

  In addition, the Company hosts Stargate Market Place, an Internet mall owned by StarGate Global, Inc., a company owned by the four shareholders of the Company. Those shareholders are Brae Burbidge, Lee Burbidge, Bret Burbidge, and Wallace Boyack. The Company is paid its costs plus ten per cent for its services.

  Three children of Wallace Boyack are part-time employees of the Company. Dan Owen, the son of Douglas Owen, a director, is the Company's accountant. No one receives compensation in excess of $60,000 per year.

ITEM 8. Description of Securities

  The following table sets forth the capitalization of the Company as of June 30, 1999.

                                                                  PRESENT AMOUNT
TITLE OF CLASS                      AMOUNT AUTHORIZED              OUTSTANDING
--------------------------------------------------------------------------------

Common Stock                                90,000,000             8,564,500
(par value of $.001 per share)
Preferred Stock                              5,000,000                none
(par value of $.001 per share)

                    DESCRIPTION OF COMMON AND PREFERRED STOCK

  The Company is presently authorized to issue up to 95,000,000 shares of stock, 5,000,000 shares of preferred stock, par value of $.001 per share and 90,000,000 shares of common stock, par value of $.001 per share. No shares of preferred stock are issued and outstanding. As of June 30, 1999, the Company had 8,564,500 shares of common stock issued and outstanding.

  All shares of stock, when issued, will be fully-paid and nonassessable. All shares of common stock are equal to each other with respect to voting, liquidation and dividend rights. Holders of shares of common stock are entitled to one vote for each share they own at any stockholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. There are no conversion, preemptive, redemption, or other rights or privileges with respect to any shares. Reference is made to the Company's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Utah for a more complete description of the rights and liabilities of holders of common stock. The common stock of the Company has no cumulative voting rights which means that fifty per cent of the shareholders may elect all of the directors of the Company to be elected at a shareholders meeting if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will be unable to elect any directors. The preferred stock may be issued in series with rights and privileges as determined by resolution of the Board of Directors.

PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters

  No shares of the Company have previously been registered with the Securities and Exchange Commission. The Company's shares had a listing on the National Association of Securities Dealers Electronic Bulletin Board. The Company was delisted from the Electronic Bulletin Board on approximately August 1, 1999.

When this Form becomes effective and not having any deficiencies, the Company anticipates applying for listing on the EBB. The Company's application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. It is anticipated that a listing on the OTC Electronic Bulletin Board permits price quotations for the Company's shares to be published by such service. Prior to the date hereof the Company's shares traded from time to time on the OTC Electronic Bulletin Board. As of August 1, 1999, transactions in the Company's shares are not reported on the EBB. The table below states the closing high and low bid prices at which the Company's shares of common stock were quoted during the quarter identified. The trades are in U.S. dollars but may be inter-dealer prices without retail mark-up, mark down, or commission and may not even represent actual trades.

               High      Low
1998

December 31   $6.25      $6.25

1999
March 31      $6.25      $.20
June 30       $1.75      $.50

The Company's shares may be volatile and subject to broad price movements.

  Further, the Company's shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 ("Exchange Act"), commonly referred to as the "Penny Stock" rule. Section 15(g) states certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as used in Rule 3a51-1 of the Exchange Act.

  Generally a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain limited exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting certain criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Once shares are deemed to be a penny stock, trading in the shares then becomes subject to additional rules relating to sales practices for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. An accredited investor has assets in excess of $1,000,000 or annual income exceeding $200,000, or with spouse annual income of $300,000.

  For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received prior to the purchase the purchaser's written consent for the transaction. Additionally, for any transaction involving a penny stock, unless exempt, he rules require the delivery of a risk disclosure document relating to the penny stock market prior to the first transaction. A broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. These rules may restrict the ability of broker-dealers to trade and/or maintain the Company's common stock and may affect the ability of shareholders to sell their shares.

   As of June 30, 1999, there were approximately 89 holders of record of the Company's common stock, which number does not include shareholders whose certificates are held in the name of Broker-dealers or other nominees.

  Before the reverse split of 100 for 1 which became effective on March 8, 1999, the Company had 56,450,000 of common stock issued and outstanding. After the reverse split and the closing of the transaction there were 8,564,500 shares of common stock issued and outstanding. Wallace Boyack, who may be deemed an affiliate of the Company (as the term "affiliate"is defined in the Act), presently owns approximately 408,490 shares which are eligible for resale pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933. Generally Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than one year prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale. Up to 85,645 shares owned by the shareholder may be sold pursuant to the provisions of Rule 144 during a three month period. Any shares sold pursuant to Rule 144 may adversely affect the market price of the Company's common stock. Sales under Rule 144 may adversely affect the market price for the shares of the Company's common stock in any market that may exist.

   The Company issued 8,000,000 shares to acquire the shares of Global Web, Inc. on or about March 8, 1999. The Company believes that this transaction was exempt from registration under the Act pursuant to Section 4(2). The other shares were issued prior to 1990. The Company believes that these prior issuances are not relevant to the registration statement.

Dividend Policy

  The Company has not declared nor paid cash dividends nor made distributions in the past. The Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest any future earning to finance operations.

ITEM 2. Legal Proceedings

         In July 1998 Global Web, Inc., a Nevada corporation and a wholly owned subsidiary of the Company, Brae Burbidge and Lee Burbidge were named as defendants in an adversary proceeding complaint filed in the bankruptcy proceeding of Laservend, Inc. The litigation is in the federal bankruptcy court in Utah and is captioned Gary E. Jubber v. Brae Burbidge et al. having docket no Bankruptcy No. 97A-26878 and Adversary Proceeding No. 98PA-2239. The action seeks to recover the value of an asset which it is claimed was taken from LaserVend. Management believes the claims lack merit and intends to vigorously defend the allegations. Even though the attorney representing the Defendants believes that the defense of the litigation will be successful, no assurance can be given that when the matters are adjudicated that the defendants will not be found to have liability and have damages assessed against them individually or collectively including the Company's wholly owned subsidiary.

   In April 1999 the Company in the state courts of Utah commenced an action captioned Global Web, Inc. v. Home Business Solutions, Inc. and Joseph Appleton seeking to enforce a contract between the Company and Home and seeking damages against Appleton for the appropriation of sensitive and confidential information of Global Web. Home Business has filed a counterclaim seeking damages from the Company.

   In April 1999 Global Web was named as a defendant in the state courts of Utah in an action captioned Hudson Printing Company v. Global Web, Inc. Hudson Printing was seeking the payment of a disputed invoice for printing work from the Company. The Company counterclaimed. On September 8, 1999, Global and Hudson stipulated to a settlement and on September 14, 1999, the action was dismissed. Each party released the other and Global paid $13,500 to Hudson as settlement.

ITEM 3. Changes in and Disagreements with Accountants

   There have been no changes in or disagreements with accountants.

ITEM 4. Recent Sales of Unregistered Securities

    On March 8, 1999, the Company issued a total of eight million shares to the shareholders of Global Web, Inc., to acquire all of the issued and outstanding shares of that corporation. This stock issuance was not registered with the Commission because it was believed to be exempt from the registration requirements of the Act under Section 4(2). No other shares of the Company's common stock have been issued during the preceding three fiscal years.

ITEM 5. Indemnification of Directors and Officers

   As permitted under the statutes of the State of Utah the Company has the power to indemnify any officer or director who, in their capacity as such is made a party to any suit or proceeding, whether criminal, civil or administrative if such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the corporation's best interests. Advances of expenses is permitted pursuant to Section 16-10a-904 of the Utah Code. Further, the Utah Code allows for the purchase of liability insurance for officers and directors. The Company's Bylaws provide that the Company shall provide indemnification of an officer or a directors unless the claim or liability arises out of his own negligence or willful misconduct.

Transfer Agent

  The Company's Transfer Agent is Atlas Stock Transfer Company,
5899 South State Street, Murray, Utah 84106, telephone number
801-266-7151.

PART FINANCIAL STATEMENTS

  The Company's financial statements for the fiscal years ended December 31, 1998 and 1997 have been examined by Orton and Company. Unaudited financial statements for the six month period ended June 30, 1999, are included which were prepared by the Company.

                                GLOBAL WEB, INC.

                        Consolidated Financial Statements

                    June 30, 1999, December 31, 1998 and 1997

                                 Letterhead of
                                 ORTON & COMPANY
                          ----------------------------
                          Certified Public Accountants
                           A Professional Corporation
            50 West Broadway, Suite 1130, Salt Lake City, Utah 84101
                       (801) 537-7044, Fax (801) 363-0615



                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Global Web, Inc.

We have audited the accompanying consolidated balance sheets of Global Web, Inc. (a Utah corporation) as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Web, Inc. as of December 31,1998 and 1997 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.


/s/ Orton & Company
-------------------
Orton & Company
Salt Lake City, Utah
August 3, 1999

                         Global Web, Inc. and Subsidiary
                           Consolidated Balance Sheets

                                              ASSETS
                                              ------

                                             June 30,                    December 31,
                                              1999                1998               1997
                                        ----------------- ------------------ ---------------
CURRENT ASSETS

     Cash                               $       50,834    $          2,189   $        2,639
     Accounts Receivable (Net of $0
      and $0 allowance for Doubtful
      account)                                 107,499              16,744               -
     Prepaid Expenses & other                   67,260              53,235               -
     Inventory (Note 1)                          7,836               7,836               -
                                        ----------------- ------------------ ---------------
                                               233,429              80,004            2,639

PROPERTY PLANT & EQUIPMENT (NOTE 1)             72,508              53,011           38,994
                                        ----------------- ------------------ ---------------
     TOTAL ASSETS                       $      305,937    $        133,015   $       41,633
                                        ================= ================== ===============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES
     Accounts payable & accrued
       expenses                         $       83,581    $         14,872   $        2,835
     Taxes payable                              17,060              10,117            6,116
     Income taxes payable (Note 1)              32,226               8,726               -
     Deferred revenue (Note 5)                  21,170              11,346           17,421
     Short term debt                            15,650                  -                -
                                        ----------------- ------------------ ---------------
                                               169,687              45,061           26,372

CONTINGENCIES (Note 6)                              -                   -                -

STOCKHOLDERS' EQUITY
     Preferred Stock 5,000,000 shares
        authorized, $.001 par value,
        0 shares  outstanding                       -                   -                -
     Common Stock 90,000,000 shares
        authorized at $.001 par value;
        8,564,500 and 16,000,000 shares
        issued and outstanding                   8,565              16,000           16,000
     Capital in Excess of Par Value            284,982              36,649           36,649
        Retained (Deficit) Earnings           (157,297)             35,305          (37,388)
                                        ----------------- ------------------ ---------------
     Total Stockholders' Equity                136,250              87,954           15,261
                                        ----------------- ------------------ ---------------
     TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY          $      305,937    $        133,015   $       41,633
                                        ================= ================== ===============


   The accompanying notes are an integral part of these financial statements.

                                       F-2

                         Global Web, Inc. and Subsidiary
                      Consolidated Statements of Operations




                                                For the Six            For the      For the       For the Period
                                                Months Ended        Year Ended    Year Ended      August 14, 1997
                                                June 30,              June 30,    December 31,    to December 31,
                                                1999                    1998           1998            1997
                                                ----------------  -------------- -------------   ----------------
REVENUE

     Internet & Seminar Services                $   1,135,772   $    228,148    $  1,180,652      $    110,190

EXPENSES

     Selling, General & Administrative              1,063,877       185,864       1,099,133           147,578
                                                -------------    -------------  ------------      ------------
NET INCOME (LOSS)-Before Taxes                  $      71,895    $    42,284    $     81,519      $    (37,388)

     Taxes (Note 1)                                    23,500          4,700           8,826               -
                                                -------------    -------------  ------------     -------------
   INCOME (LOSS)                                $      48,395    $    37,584    $     72,693      $    (37,388)
                                                =============    =============  ============      ============
  Income (Loss) Per Share                       $        -       $       -      $       -         $       -
                                                =============    =============  ============      ============
Average Outstanding Shares                          8,564,500     16,000,000      16,000,000        16,000,000
                                                =============    =============  ============      ============

   The accompanying notes are an integral part of these financial statements.
                                        F-3

                         Global Web, Inc. and Subsidiary
                 Consolidated Statements of Stockholders' Equity
             From August 14, 1997 (inception) through June 30, 1999


                                                                      Capital in
                                            Common       Common       Excess of    Retained
                                            Shares       Stock        Par Value    Deficit
                                            ------------ ------------ ------------ ------------
Balance, August 14, 1997                              -  $         -  $         -  $        -

Shares issued for cash
   at $.001 per share                        16,000,000       16,000            -           -

Equipment contributed by
   shareholders (Note 2)                              -            -       36,649           -

Loss for the period                                   -            -            -     (37,388)
                                            ------------ ------------ ------------ ------------
Balance, December 31, 1997                   16,000,000  $    16,000  $    36,649  $  (37,388)

Income for the period                                 -            -            -      72,693
                                            ------------ ------------ ------------ ------------
Balance, December 31, 1998                   16,000,000       16,000       36,649      35,305

Shares issued by Global Web, Inc.
 (Utah) for 100% of outstanding
 stock of Global Web, Inc.
  (Nevada) (Note 1)                           8,564,500        8,565      284,982    (240,997)

Income for the period                                 -            -            -      48,395
                                            ------------ ------------ ------------ ------------
Balance, June 30, 1999                        8,564,500  $     8,565  $   284,982  $ (157,297)
                                            ============ ============ ============ ============

   The accompanying notes are an integral part of these financial statements.


                         Global Web, Inc. and Subsidiary
                      Consolidated Statements of Cash Flows




                                             For the Six    For the      For the Period
                                           Months Ended   Year Ended   August 14, 1997
                                             June 30,    December  31,  to December 31,
                                              1999             1998        1997
                                          -------------  ------------  --------------

CASH FLOWS FROM
     OPERATING ACTIVITIES
          Net Income (Loss)                   $ 48,395    $ 72,693    $(37,388)
          Depreciation                          23,500      30,650      12,780
          Change in Accounts Receivable        (90,755)    (16,744)       --
          Change in Accounts Payable            68,709      12,037       2,835
          Change in Taxes Payable               30,343      12,727       6,116
          Change in Deferred Revenue             9,824      (6,075)     17,421
          Change in Prepaid Expenses           (14,025)    (53,235)       --
          Change in Inventory                     --        (7,836)       --
                                              --------    --------    --------
                                                75,991      44,217       1,764
CASH FLOWS FROM
     INVESTING ACTIVITIES
           Purchase of Fixed Assets            (42,996)    (44,667)    (15,125)
                                              --------    --------    --------
                                               (42,996)    (44,667)    (15,125)
CASH FLOWS FROM
     FINANCING ACTIVITIES
          Issuance of common stock for Cash       --          --        16,000
          Cash from short term debt             15,650        --          --
                                              --------    --------    --------
                                                15,650        --        16,000
INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS                       48,645        (450)      2,639

CASH AND CASH EQUIVALENTS
   AT THE BEGINNING OF PERIOD                    2,189       2,639        --
                                              --------    --------    --------
CASH AND CASH EQUIVALENTS
     AT END OF PERIOD                         $ 50,834    $  2,189    $  2,639
                                              ========    ========    ========

CASH PAID DURING THE PERIOD FOR:
          Interest                            $     35    $   --      $   --
          Income Taxes                        $   --      $    100    $   --

   The accompanying notes are an integral part of these financial statements.
                                        F-5

                         Global Web, Inc. and Subsidiary
                 Notes to the Consolidated Financial Statements


NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company (Global Web, Inc.-Parent) was organized under the laws of the state of Utah on September 6, 1985 as BP 150, Inc. The Company was incorporated for the purpose of investing in a business opportunity. In 1987, the Company changed its name to American Restaurant Management, Inc. and invested in and operated a restaurant franchise. The restaurant enterprise failed in 1989 and the Company has not engaged in any business since that date until March 1999, when the Company acquired all of the outstanding shares of Global Web, Inc., a Nevada Corporation.

        Global Web, Inc. (Nevada-Subsidiary) was created on August 14, 1997 in the state of Utah. Global Web, Inc.-Subsidiary is in the business of assisting individuals and businesses to design and maintain web sites on the internet. The Company hosts those web sites through its telecommunications and computer equipment that is linked to the internet. The Company also sponsors seminars where individuals and business can learn the general operations of the internet, how to do business on the internet, design and maintain their own web site on the internet, and market their products or provide information through that web site.

        In October 1997, Global Web, Inc.-Subsidiary created and merged with a Nevada subsidiary by the same name. Global Web, Inc.-Subsidiary now is a Nevada corporation with Utah operations.

        Global Web, Inc-Subsidiary corporation was created with two classes of stock: 45,000,000 shares authorized of common stock and 5,000,000 shares of preferred stock, each with $.001 par value. The preferred stock has the voting rights of one thousand votes per share, but has no preferences or rights as to dividends, redemptions, dissolutions, distributions, conversions, or exchanges.

          At the time of the acquisition the Company (Global Web, Inc-Parent) changed its name to Global Web, Inc. and did a reverse stock split of 1 for 100 shares. After the reverse split was affected, Global Web, Inc.-Parent issued 8,000,000 shares of common stock for all of the outstanding stock of Global Web, Inc.-Subsidiary. The consolidated financial statements for 1997 and 1998 are the financial statements of the subsidiary operation - Global Web, Inc. (Nevada). The financial statements of 1999 are the combined financial statements of the parent from March 31, 1999 (there was no activity in the parent company) and the subsidiary from January 1, 1999.

          Together the two companies (Parent and Subsidiary) are combined into Global Web, Inc , a consolidated group of corporations known in this report as the Company. The accounting for the acquisition of all the stock of Global Web, Inc. (Nevada) is treated as a "reverse acquisition" whereby the control parties of the acquired corporations (Global Web, Inc. (Nevada)) take control of the parent corporation (Global Web, Inc. (Utah)). At the time of the name change, Global Web, Inc-Parent also affected a change in the capital structure. The capitalization of the Company was changed to common stock authorized 90,000,000 shares, $.001 par value and preferred stock authorized 5,000,000 shares, $.001 par value.

                         Global Web, Inc. and Subsidiary
                 Notes to the Consolidated Financial Statements

NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Income (Loss) Per Share
    --------------------------

          The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period.

     Income Taxes
     -------------

          The  Company  adopted   Statement  of  Financial   Standards  No.  109
"Accounting for Income taxes" in the fiscal year ended December 31, 1997.

          Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

          Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences at December 31, 1998 and earlier years; accordingly, deferred tax liabilities have not been recognized for any year.

          The Company (Parent) has cumulative net operating loss carryforwards of approximately $160,000 at December 31, 1998. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryfowards is not presently determinable. Accordingly, the potential tax benefits of the net operating loss carryforwards have been offset by valuation reserves of the same amount. Accrued income taxes for all years are estimated for the subsidiary operation.

     The Company (parent) has available $160,000 in net operating loss carryforwards that will begin to expire in the year 2000. The Company has accrued an estimated $12,041 federal and state income taxes for the first six months of 1999. The taxes accrued from the subsidiary is not offset by any net operating loss carryforward from the parent since such carryforwards are limited and may not be available to offset any future profits of the subsidiary.

     Cash and Cash Equivalents
     -------------------------

         For the purposes of the statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposits with original current maturities less than three months.

                         Global Web, Inc. and Subsidiary
                 Notes to the Consolidated Financial Statements


NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Property and Equipment
     ---------------------

         Property and equipment are recorded at cost. Repairs and maintenance are charged to operations, and renewals and additions are capitalized. The Company capitalizes software development costs according to SFAS 86, which requires capitalization of software costs once a product becomes technologically feasible or is considered a significant improvement in existing software used by the Company in the marketing of its services. In the first six months of 1999, the Company capitalized $25,956 in software development costs and will be amortized when the improved on line web site builder comes on line in the later part of 1999.

     Property and equipment consists of the following:

                                         June 30,        December  31,
                                          1999         1998           1997
                                         ------------ ----------- -----------
     Computer Equipment                  $    83,330  $   66,289  $   32,584
     Computer Software Costs                  25,956          -           -
     Furniture & Office Equipment             30,152      30,152      19,190
                                         ------------ ----------- -----------
                                             139,438      96,441      51,774
     Less: Accumulated Depreciation          (66,930)    (43,430)    (12,780)
                                         ------------ ----------- -----------
                                         $    72,508  $   53,011  $   38,994
                                         ============ =========== ===========

         Depreciation is based on the estimated useful life of the asset either on a straight line basis (Furniture & Office Equipment) or declining balance basis (Computer Equipment). Computers are being depreciated over 3 years, while furniture and office equipment are being depreciated over 5 years.

        Depreciation expense for 1997 was $12,780. Depreciation expense for 1998 was $30,650. Depreciation expense for the six months 1999 was $23,500.

     Inventory
     ---------

        Inventory consists of printed marketing and seminar materials. Inventory is stated at cost.

     Revenue Recognition
     --------------------

        The Company recognizes revenue when the services are performed. Web site hosting fees are assessed and recognized on a monthly basis, web site building fees and seminar revenue is recognized when the services (web site building or seminar attendance) is provided.

NOTE 2  - RELATED PARTY TRANSACTIONS

         During 1997, the shareholders of the Company donated various pieces of furniture and computer equipment for use in the business, The Equipment was valued at cost or their market value, whichever was lower.

                         Global Web, Inc. and Subsidiary
                 Notes to the Consolidated Financial Statements

NOTE 3 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.


NOTE 4 - FAIR VALUES OF FINANCIAL INSTRUMENTS

         The following listing of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", The carrying amounts and fair value of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                      June 30, 1999      December  31, 1998    December 31, 1997
                      ------------------ --------------------- --------------------
                      Carrying  Fair      Carrying     Fair     Carrying     Fair
                       Amounts   Values   Amounts      Values   Amounts      Values
                      --------- -------- ----------- --------- ---------- ----------
 Cash and
   Cash Equivalents   $  50,834 $ 50,834  $   2,189  $   2,189  $   2,639  $   2,639

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Cash Equivalents
     -------------------------

         The carrying amounts reported on the balance sheet for cash and cash equivalents approximate their fair value.

NOTE 5 - DEFERRED REVENUE

         The Company provides internet services on a monthly prepaid basis. Deferred revenue represents part of services that have been collected and services to be provided for January 1998 and 1999 and July 1999, respectively.

                         Global Web, Inc. and Subsidiary
                 Notes to the Consolidated Financial Statements

NOTE 6 - CONTINGENCIES

        In July 1998, Global Web, Inc. a Nevada corporation and a wholly owned subsidiary of the Company, Brae Burbidge and Lee Burbidge were named as defendants in an adversary proceeding complaint filed in a bankruptcy proceeding of LaserVend, Inc. The litigation is in the federal bankruptcy court in Utah and is captioned Gary E. Jubber v. Brae Burbidge et al. having docket number Bankruptcy No. 97A-26878 and Adversary Proceeding No. 98PA-2239. The action seeks to recover the value of an asset which it is claimed was taken from LaserVend. Management believes the claims lack merit and intend to vigorously defend the allegations. Even though the attorney representing the Defendants believes that the defense of the litigation will be successful, no assurance can be given that when the matters are adjudicated that the defendants will not be found to have liability and have damages assessed against them individually or collectively including the Company's wholly owned subsidiary.

          In April 1999, the Company in the state courts of Utah commenced an action captioned Global Web, Inc. v. Home Business Solutions, Inc. and Joseph Appleton seeking to enforce a contract between Global and Home and seeking damages against Appleton for the appropriation of sensitive and confidential information of Global Web. Home Business has filed a counterclaim seeking damages from Global. Also, in April 1999, Global Web was named as a defendant in an action captioned Hudson Printing Company v. Global Web, Inc. seeking collection. Global believes that the litigation lacks merit, has filed a counterclaim and intends to defend the matter vigorously.

NOTE 7 - INTERIM FINANCIAL STATEMENTS

          The consolidated financial statements for the six months ended June 30, 1999 were prepared from the books and records of the Company. Management believes that all adjustments have been made to the financial statements to make a fair presentation of the financial condition of the Company as of June 30, 1999. The results of the three months are not indicative of a full year of operation for the Company.

NOTE 8 - RESEARCH AND DEVELOPMENT COSTS

          In 1997, the Company expended $11,536 in research and development costs in computer software development of its Web Builder program.
                                       F-10

EXHIBITS

No.   Description

3(i)  Articles of Incorporation-filed on August 11, 1999.
 (ii) Amendments to Articles of Incorporation-filed on August 11,
1999.
 (iii)Bylaws-filed on August 11, 1999.
10  Stock Purchase Agreement-filed on August 11, 1999.
21  Subsidiary of the Registrant-filed on September 24, 1999.
27  Financial Data Summary-filed on September 24, 1999.

Signatures

  In accordance with Section 12 of the Securities Exchange act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Global Web, Inc.
                             Date: October 28, 1999.

                             By /s/Brae Burbidge
                                -------------------------------
                             Brae Burbidge, President and Chief
                             Financial officer




                                       24